ARD FINANCE S.A.
CONSOLIDATED INTERIM INCOME STATEMENT

		Three months ended September 30, 2017			Three months ended September 30, 2016
	Note	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m Unaudited	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m Unaudited
			Note 5			Note 5
Revenue	4	1,990	-	1,990	2,020	-	2,020
Cost of sales		(1,628)	(6)	(1,634)	(1,642)	(10)	(1,652)
Gross profit/(loss)		362	(6)	356	378	(10)	368
Sales, general and administration expenses		(81)	(10)	(91)	(97)	1	(96)
Intangible amortization		(56)	-	(56)	(42)	-	(42)
Operating profit/(loss)		225	(16)	209	239	(9)	230
Finance expense	6	(122)	-	(122)	(139)	(58)	(197)
Profit/(loss) before tax		103	(16)	87	100	(67)	33
Income tax (charge)/credit		(41)	3	(38)	(35)	-	(35)
Profit/(loss) for the period		62	(13)	49	65	(67)	(2)

Profit/(loss) attributable to:
Owners of the parent				48			(2)
Non-controlling interests				1			-
Profit/(loss) for the period				49			(2)

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

ARD Finance S.A.

ARD FINANCE S.A.
CONSOLIDATED INTERIM INCOME STATEMENT

		Nine months ended September 30, 2017			Nine months ended September 30, 2016
	Note	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m Unaudited	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m Unaudited
			Note 5			Note 5
Revenue	4	5,855	-	5,855	4,519	-	4,519
Cost of sales		(4,802)	(14)	(4,816)	(3,689)	(4)	(3,693)
Gross profit/(loss)		1,053	(14)	1,039	830	(4)	826
Sales, general and administration expenses		(278)	(28)	(306)	(217)	(82)	(299)
Intangible amortization	7	(178)	-	(178)	(96)	-	(96)
Operating profit/(loss)		597	(42)	555	517	(86)	431
Finance expense	6	(352)	(123)	(475)	(347)	(157)	(504)
Finance income	6	-	-	-	-	78	78
Profit/(loss) before tax		245	(165)	80	170	(165)	5
Income tax (charge)/credit		(93)	33	(60)	(82)	20	(62)
Profit/(loss) for the period		152	(132)	20	88	(145)	(57)

Profit/(loss) attributable to:
Owners of the parent				19			(57)
Non-controlling interests				1			-
Profit/(loss) for the period				20			(57)

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

ARD Finance S.A.

ARD FINANCE S.A.
CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Three months ended September 30,		Nine months ended September 30,
	Note	2017 €m Unaudited	2016 €m Unaudited	2017 €m Unaudited	2016 €m Unaudited

Profit/(loss) for the period		49	(2)	20	(57)

Other comprehensive income/(expense)
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		(7)	16	(9)	19
		(7)	16	(9)	19
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		(64)	(15)	(196)	(17)
-Movement out of reserve		61	(15)	202	(5)
-Movement in deferred tax		-	-	1	(3)
		(3)	(30)	7	(25)
Items that will not be reclassified to income statement
-Re-measurements of employee benefit obligations	10	25	(113)	35	(267)
-Deferred tax movement on employee benefit obligations		(5)	21	(9)	67
		20	(92)	26	(200)

Total other comprehensive income/(expense) for the period		10	(106)	24	(206)

Total comprehensive income/(expense) for the period		59	(108)	44	(263)

Attributable to:
Owners of the parent		57	(108)	42	(263)
Non-controlling interests		2	-	2	-
Total comprehensive income/(expense) for the period		59	(108)	44	(263)

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

ARD Finance S.A.

ARD FINANCE S.A.
CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Note	At September 30, 2017 €m Unaudited	At December 31, 2016 €m Audited
Non-current assets
Intangible assets	7	3,503	3,904
Property, plant and equipment	7	2,768	2,911
Derivative financial instruments		5	124
Deferred tax assets		269	259
Other non-current assets		20	20
		6,565	7,218

Current assets
Inventories		1,087	1,125
Trade and other receivables		1,389	1,164
Derivative financial instruments		12	11
Restricted cash		28	27
Cash and cash equivalents		476	749
		2,992	3,076

TOTAL ASSETS		9,557	10,294

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

ARD Finance S.A.

ARD FINANCE S.A.
CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION (CONTINUED)

	Note	At September 30, 2017 €m Unaudited	At December 31, 2016 €m Audited
Equity attributable to owners of the parent
Issued capital	8	-	-
Other reserves		(202)	(200)
Retained earnings		(2,363)	(2,790)
		(2,565)	(2,990)
Non-controlling interests		(77)	2
TOTAL EQUITY		(2,642)	(2,988)

Non-current liabilities
Borrowings	9	8,491	9,699
Employee benefit obligations		843	905
Deferred tax liabilities		647	694
Derivative financial instruments		197	-
Provisions		37	57
		10,215	11,355
Current liabilities
Borrowings	9	2	8
Interest payable		101	112
Derivative financial instruments		3	8
Trade and other payables		1,647	1,548
Income tax payable		182	182
Provisions		49	69
		1,984	1,927

TOTAL LIABILITIES		12,199	13,282

TOTAL EQUITY and LIABILITIES		9,557	10,294

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

ARD Finance S.A.

ARD FINANCE S.A.
CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Attributable to the owner of the parent
	Called up share capital €m Unaudited	Share premium €m Unaudited	Foreign currency translation reserve €m Unaudited	Cash flow hedge reserve €m Unaudited	Retained earnings €m Unaudited	Total €m Unaudited	Non-controlling interests €m Unaudited	Total equity €m Unaudited
	Note 8
At January 1, 2017	-	129	(296)	(33)	(2,790)	(2,990)	2	(2,988)
Profit for the period	-	-	-	-	19	19	1	20
Other comprehensive (expense)/income	-	-	(9)	7	25	23	1	24
Share issuance by subsidiary	-	-	-	-	383	383	(80)	303
Disposal of non-controlling interest	-	-	-	-	-	-	(1)	(1)
At September 30, 2017	-	129	(305)	(26)	(2,363)	(2,565)	(77)	(2,642)

At January 1, 2016	-	129	(2,260)	(241)	(2)	(2,374)	2	(2,372)
Loss for the period	-	-	(57)	-	-	(57)	-	(57)
Other comprehensive (expense)/income	-	-	(200)	19	(25)	(206)	-	(206)
Dividends paid	-	-	(270)	-	-	(270)	-	(270)
At September 30, 2016	-	129	(2,787)	(222)	(27)	(2,907)	2	(2,905)

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

ARD Finance S.A.

ARD FINANCE S.A.
CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Three months ended September 30,		Nine months ended September 30,
	Note	2017 €m Unaudited	2016 €m Unaudited	2017 €m Unaudited	2016 €m Unaudited

Cash flows from operating activities
Cash generated from operations	11	427	304	843	626
Interest paid – excluding cumulative PIK interest		(122)	(72)	(387)	(246)
Cumulative PIK interest		-	(184)	-	(184)
Income tax paid		(18)	(13)	(58)	(45)
Net cash from operating activities		287	35	398	151

Cash flows from investing activities
Purchase of business net of cash acquired		-	(113)	-	(2,684)
Purchase of property, plant and equipment		(92)	(69)	(294)	(194)
Purchase of software and other intangibles		(4)	(3)	(10)	(8)
Proceeds from disposal of property, plant and equipment		1	1	2	2
Net cash used in investing activities		(95)	(184)	(302)	(2,884)

Cash flows from financing activities
Proceeds from borrowings		-	1,529	3,497	5,479
Repayment of borrowings		(405)	(882)	(4,061)	(2,195)
Net (costs)/proceeds from issue of shares by subsidiary		(3)	-	307	-
Early redemption premium paid		(9)	(45)	(85)	(104)
Deferred debt issue costs paid		(7)	(36)	(29)	(86)
Proceeds from the termination of derivative financial instruments		-	-	42	-
Dividends paid		(2)	(270)	(4)	(270)
Net cash (outflow)/inflow from financing activities		(426)	296	(333)	2,824

Net (decrease)/increase in cash and cash equivalents		(234)	147	(237)	91

Cash and cash equivalents at beginning of period		752	540	776	554
Exchange (losses)/gains on cash and cash equivalents		(14)	1	(35)	43
Cash and cash equivalents at end of period		504	688	504	688

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

ARD Finance S.A.

ARD FINANCE S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	General information

ARD Finance S.A. (the “Company”) was incorporated in Luxembourg on May 6, 2011. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg.

On March 20, 2017 a subsidiary of the Company, Ardagh Group S.A. (“Ardagh”), closed its initial public offering (“IPO”) of 18,630,000 Class A common shares on the New York Stock Exchange (“NYSE”). Following the IPO, the Company recognized a non-controlling interest of €80 million.

All of the business of the group of companies controlled by this company (the “Group”) is conducted by Ardagh and its subsidiaries (together the “Ardagh Group”) and all of the financing of the Group other than the Toggle Notes (as described in Note 9) are liabilities of the Ardagh Group.

Any description of the business of the Group is a description of the business of the Ardagh Group.

The Company and those of its subsidiaries who are above Ardagh Group S.A. in the corporate structure are referred to as the “ARD Finance Group”.

On June 30, 2016 the Ardagh Group completed the acquisition of certain beverage can manufacturing assets from Ball Corporation and Rexam PLC (the “Beverage Can Acquisition”).

2.	Statement of directors’ responsibilities

The Directors are responsible for preparing the Unaudited Consolidated Interim Financial Statements. The Directors are required to prepare financial information for each financial period of the state of affairs of the Group and of the profit or loss of the Group for that period. In preparing the financial statements, the Directors are required to:

-	select suitable accounting policies and then apply them consistently;
-	make judgments and estimates that are reasonable and prudent; and
-	prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the Unaudited Consolidated Interim Financial Statements.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s website at: www.ardholdings-sa.com.

The Consolidated Interim Financial Statements were approved for issue by the Board of Directors of ARD Finance S.A. (the “Board”) on October 25, 2017.

3.	Summary of significant accounting policies

Basis of preparation

The Consolidated Interim Financial Statements for the three and nine months ended September 30, 2017 and 2016 have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’. The Consolidated Interim Financial Statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2016, which was prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the IASB and related interpretations, and on which the independent auditor’s report was unqualified.

Income tax in interim periods is accrued using the effective tax rate expected to be applicable to annual earnings.

The accounting policies, presentation and methods of computation followed in the Consolidated Interim Financial Statements are consistent with those applied in the Group’s latest Annual Report.

ARD Finance S.A.

Re-presentation of prior year comparatives

In accordance with IFRS 3R ‘Business Combinations’, a number of fair value adjustments were made in relation to the net assets acquired as part of the Beverage Can Acquisition. The measurement period in respect of the Beverage Can Acquisition during which the Group may adjust the provisional amounts recognized for the assets and liabilities acquired closed on June 30, 2017.  The purchase price allocation in respect of the Beverage Can Acquisition was completed on June 30, 2017.

Accordingly the Group balance sheet at December 31, 2016 and the consolidated statement of changes in equity for the year ended December 31, 2016 was re-presented to reflect the revised fair values.  This re-presentation has no impact on the consolidated interim income statement, consolidated interim statement of comprehensive income or consolidated interim statement of cash flows as previously reported. Please refer to note 12 for details of the final fair value of assets acquired and liabilities assumed as part of the Beverage Can Acquisition.

Recent changes in accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2017 has been assessed by the Directors. Amendments to IAS 7, ‘Statement of cash flows’, effective from January 1, 2017 do not have a material effect on the consolidated financial statements. Other new standards or amendments to existing standards effective January 1, 2017 are not currently relevant for the Group. The Directors’ assessment of the impact of new standards, as listed below, which are not yet effective and which have not been early adopted by the Group, on the consolidated financial statements and disclosures is on-going.

IFRS 15, ‘Revenue from contracts with customers’ replaces IAS 18, ‘Revenue’ and IAS 11, ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted.  IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service.

During the third quarter the Group completed its initial assessment of the impact of the new standard, including performing a review of revenue streams and customer contracts in order to evaluate the effect that this standard may have on the consolidated income statement and the consolidated statement of financial position. Under current standards the Group recognizes revenue primarily on dispatch of goods. Upon adoption of IFRS 15, where the Group manufactures products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date, the standard will require the Group to recognize revenue earlier than current standards such that, for certain contracts, a portion of revenue will be recognized prior to dispatch of goods.

Based on the analysis performed to date, the Group does not believe that the adoption of the new standard will have a material impact on the consolidated income statement or the consolidated statement of financial position, with the exception of the requirement to recognize a contract asset as opposed to inventory as of the date of retrospective adoption of the new standard. The Group will continue to review and implement changes to processes, systems and controls to be in a position to report under the new standard on a fully retrospective basis upon adoption in the first quarter 2018.

IFRS 9, ‘Financial instruments’. IFRS 9 replaces IAS 39 ‘Financial instruments: Recognition and measurement’ (“IAS 39”). IFRS 9 has been completed in a number of phases and includes requirements regarding the classification and measurement of financial assets and liabilities, impairment of assets and hedge accounting. It also includes an expected credit loss model that replaces the incurred loss impairment model currently used, as well as hedge accounting amendments. This standard becomes effective for annual periods commencing on or after January 1, 2018. The Group is continuing to assess the impact of the implementation of this standard and, at this time, does not expect there to be a significant impact on the statement of financial position in respect of classification of financial assets and liabilities. The Group is continuing to evaluate the impact of prospective changes to hedge accounting and the introduction of an expected credit loss model on the consolidated income statement, the consolidated statement of comprehensive income and the consolidated statement of financial position.

IFRS 16, ‘Leases’, sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that appropriately represents those transactions. This information provides a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity. IFRS 16 replaces IAS 17, ‘Leases’, and later interpretations and will result in most operating leases being recorded on the consolidated statement of financial position. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Group is continuing to assess the effects that the adoption of IFRS 16 will have on the Group’s consolidated financial statements.

The IFRS Interpretations Committee issued IFRIC 23 ‘Uncertainty over income tax treatments’, which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments.  IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. It is not expected that the application of this interpretation will have a material impact on the consolidated financial statements of the Group.

ARD Finance S.A.

4.	Segment analysis

Ardagh Group’s four operating and reportable segments are Metal Packaging Europe, Metal Packaging Americas, Glass Packaging Europe and Glass Packaging North America. This reflects the basis on which the Ardagh Group performance is reviewed by management and presented to the Board of Directors of Ardagh Group S.A., which has been identified as the Chief Operating Decision Maker (“CODM”) for the Ardagh Group.

Performance of the business is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortization and exceptional operating items. Other items are not allocated to segments as these are not reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue is not material.

Reconciliation of profit/(loss) for the period to Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
	2017 €m	2016 €m	2017 €m	2016 €m
Profit/(loss) for the period	49	(2)	20	(57)
Income tax charge	38	35	60	62
Net finance expense	122	197	475	426
Depreciation and amortization	152	140	458	335
Exceptional operating items	16	9	42	86
Adjusted EBITDA	377	379	1,055	852

Segment results for the three months ended September 30, 2017 and 2016 are:
	Revenue		Adjusted EBITDA
	2017 €m	2016 €m	2017 €m	2016 €m
Metal Packaging Europe	809	796	155	141
Metal Packaging Americas	440	448	64	59
Glass Packaging Europe	358	361	89	88
Glass Packaging North America	383	415	69	91
Group	1,990	2,020	377	379

Segment results for the nine months ended September 30, 2017 and 2016 are:
	Revenue		Adjusted EBITDA
	2017 €m	2016 €m	2017 €m	2016 €m
Metal Packaging Europe	2,283	1,578	393	268
Metal Packaging Americas	1,279	622	177	82
Glass Packaging Europe	1,043	1,053	233	230
Glass Packaging North America	1,250	1,266	252	272
Group	5,855	4,519	1,055	852

ARD Finance S.A.

5.	Exceptional items

	Three months ended September 30,		Nine months ended September 30,
	2017 €m	2016 €m	2017 €m	2016 €m
Restructuring costs	4	3	12	13
Plant start-up costs	1	-	1	5
Impairment	1	-	1	-
Non-cash inventory adjustment	-	7	-	7
Past service credit	-	-	-	(21)
Exceptional items – cost of sales	6	10	14	4

Transaction related costs – acquisition, integration and IPO	10	1	28	83
Restructuring and other costs	-	(2)	-	(1)
Exceptional items – SGA expenses	10	(1)	28	82

Debt refinancing and settlement costs	-	51	109	135
Exceptional loss on derivative financial instruments	-	7	14	15
Interest payable on acquisition notes	-	-	-	7
Exceptional items – finance expense	-	58	123	157

Exceptional gain on derivative financial instruments	-	-	-	(78)
Exceptional items – finance income	-	-	-	(78)

Total exceptional items	16	67	165	165

The following exceptional items have been recorded in the nine months ended September 30, 2017:

•
€109 million debt refinancing and settlement costs relating to the notes and loans redeemed and repaid in January, March, April, June and August 2017, principally comprising premiums payable on the early redemption of the notes and accelerated amortization of deferred finance costs and issue discounts.

•	€28 million transaction related costs, primarily comprised of costs directly attributable to the acquisition and integration of the Beverage Can Business and other IPO and transaction related costs.
•	€14 million exceptional loss on the termination of $500 million of the Group’s U.S. dollar to British pound cross currency interest rate swaps (‘CCIRS’) in June 2017.
•	€12 million costs relating to capacity realignment in Metal Packaging Europe.
•	€1 million of plant start-up costs in Metal Packaging Americas - Brazil.
•	€1 million cost of impairment of property, plant and equipment in Metal Packaging Europe, for assets no longer in use.

The following exceptional items have been recorded in the nine months ended September 30, 2016:

•	€21 million pension service credit in Glass Packaging North America, following the amendment of certain defined benefit pension schemes during the period.
•	€83 million transaction related costs in the period ended September 30, 2016 relating primarily to costs directly attributable to the Beverage Can Acquisition.
•
€135 million debt refinancing costs related to the notes repaid in May and September 2016, including premiums payable on the early redemption of the notes, accelerated amortization of deferred finance costs, debt issuance premium and discounts and interest charges incurred in lieu of notice.

•
€78 million exceptional gain on derivative financial instruments, relating to the gain on fair value of cross currency interest rate swaps which were entered into during the period ended June 30, 2016 and for which hedge accounting had not been applied until the third quarter 2016. The exceptional loss of derivative financial instruments of €7 million related to hedge ineffectiveness on the CCIRS.

ARD Finance S.A.

6.	Finance income and expense

	Three months ended September 30,		Nine months ended September 30,
	2017 €m	2016 €m	2017 €m	2016 €m
Senior Secured and Senior Notes	122	127	375	320
Term Loan B	-	6	5	19
Other interest expense	1	2	4	5
Interest expense	123	135	384	344
Loss on derivative financial instruments	10	-	19	-
Net pension interest costs	5	7	17	18
Foreign currency translation gains	(16)	(3)	(68)	(15)
Finance expense before exceptional items	122	139	352	347
Exceptional finance expense (Note 5)	-	58	123	157
Total finance expense	122	197	475	504
Exceptional finance income (Note 5)	-	-	-	(78)
Net finance expense	122	197	475	426

7.	Intangible assets and property, plant and equipment

	Goodwill €m	Customer relationships €m	Technology and other €m	Software €m	Total intangible assets €m	Property, plant and equipment €m
Net book value at January 1, 2017	1,981	1,764	139	20	3,904	2,911
Additions	-	-	3	7	10	267
Disposals	-	-	-	-	-	(2)
Charge for the period	-	(150)	(22)	(6)	(178)	(280)
Impairment	-	-	-	-	-	(1)
Exchange	(128)	(95)	(10)	-	(233)	(127)
Net book value at September 30, 2017	1,853	1,519	110	21	3,503	2,768

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered the carrying amount of goodwill and concluded that it is fully recoverable as at September 30, 2017. Having considered the projected cash flows of the cash generating units to which the goodwill is allocated, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

8.	Issued capital

Issued and fully paid shares:

	Number of shares (millions)	€m
At December 31, 2016 – ordinary shares (par value €0.01)	10.0	-
Issue of shares – ordinary shares (par value €0.01)	0.3	-
At September 30, 2017 – ordinary shares (par value €0.01)	10.3	-

ARD Finance S.A.

During the period ended September 30, 2017 the Company issued 256,410 ordinary shares at a par value of €0.01 each for a total consideration of €nil.

9.	Financial assets and liabilities

At September 30, 2017, the Group’s net debt and available liquidity is as follows:

Facility	Currency	Maximum amount drawable	Final maturity date	Facility type	Amount drawn		Undrawn amount
		Local currency m			Local currency m	€m	€m
Liabilities guaranteed by the ARD Finance Group
7.125% / 7.875% Senior Secured Toggle Notes	USD	770	15-Sep-23	Bullet	770	652	-
6.625% / 7.375% Senior Secured Toggle Notes	EUR	845	15-Sep-23	Bullet	845	845	-
Liabilities guaranteed by the Ardagh Group
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	750	-
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	847	-
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	440	-
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	606	-
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	454	-
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,443	-
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,398	-
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	750	-
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	373	-
HSBC Securitization Program	EUR	122	14-Dec-19	Revolving	-	-	122
Bank of America Facility	USD	155	11-Apr-18	Revolving	-	-	131
Unicredit Working Capital and Performance Guarantee Credit Lines	EUR	1	Rolling	Revolving	-	-	1
Finance lease obligations	GBP/EUR			Amortizing	5	5	-
Other borrowings	EUR	3		Amortizing	3	3	-
Total borrowings / undrawn facilities						8,566	254
Deferred debt issue costs, bond discounts and premiums						(73)	-
Net borrowings / undrawn facilities						8,493	254
Cash, cash equivalents and restricted cash						(504)	504
Derivative financial instruments used to hedge foreign currency and interest rate risk						196	-
Net debt / available liquidity						8,185	758

Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt.

The fair value of the Group’s borrowings at September 30, 2017 is €9,064 million (December 31, 2016: €10,022 million).

ARD Finance S.A.

At December 31, 2016, the Group’s net debt and available liquidity was as follows:

Facility	Currency	Maximum amount drawable	Final maturity date	Facility type	Amount drawn		Undrawn amount
		Local currency m			Local currency m	€m	€m
Liabilities guaranteed by the ARD Finance Group
7.125% / 7.875% Senior Secured Toggle Notes	USD	770	15-Sep-23	Bullet	770	730	-
6.625% / 7.375% Senior Secured Toggle Notes	EUR	845	15-Sep-23	Bullet	845	845	-
Liabilities guaranteed by the Ardagh Group
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	949	-
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	440	-
4.250% First Priority Senior Secured Notes	EUR	1,155	15-Jan-22	Bullet	1,155	1,155	-
Senior Secured Floating Rate Notes	USD	500	15-May-21	Bullet	500	474	-
First Priority Senior Secured Floating Rate Notes	USD	1,110	15-Dec-19	Bullet	1,110	1,053	-
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,565	-
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	750	-
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	417	-
6.750% Senior Notes	USD	415	31-Jan-21	Bullet	415	394	-
6.250% Senior Notes	USD	415	31-Jan-19	Bullet	415	394	-
Term Loan B Facility	USD	663	17-Dec-21	Amortizing	663	629	-
HSBC Securitization Program	EUR	102	14-Jun-18	Revolving	-	-	102
Bank of America Facility	USD	155	11-Apr-18	Revolving	-	-	147
Unicredit Working Capital and Performance Guarantee Credit Lines	EUR	1	Rolling	Revolving	-	-	1
Finance lease obligations	GBP/EUR			Amortizing	7	7	-
Other borrowings	EUR	3		Amortizing	3	3	-
Total borrowings / undrawn facilities						9,805	250
Deferred debt issue costs and bond discount						(98)	-
Net borrowings / undrawn facilities						9,707	250
Cash, cash equivalents and restricted cash						(776)	776
Derivative financial instruments used to hedge foreign currency and interest rate risk						(124)	-
Net debt / available liquidity						8,807	1,026

Financing Activity – Ardagh Group

On January 30, 2017, the Ardagh Group issued $1,000 million 6.000% Senior Notes due 2025. The proceeds, together with certain cash, were used to partially redeem, on the same day, $845 million First Priority Senior Secured Floating Rate Notes due 2019, to redeem in full on March 2, 2017, $415 million 6.250% Senior Notes due 2019 and to pay applicable redemption premiums and accrued interest.

On March 8, 2017, the Ardagh Group issued €750 million 2.750% Senior Secured Notes due 2024, $715 million 4.250% Senior Secured Notes due 2022 and $700 million 6.000% Senior Notes due 2025. On March 9, 2017, using the proceeds from the notes issued on March 8, 2017, the Ardagh Group redeemed €750 million 4.250% First Priority Senior Secured Notes due 2022, redeemed in full the $265 million First Priority Senior Secured Floating Rate Notes due 2019 and repaid in full the $663 million Term Loan B Facility, together with applicable redemption premiums and accrued interest.

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On April 10, 2017, using the proceeds of the notes issued on March 8, 2017, the Ardagh Group redeemed in full $415 million 6.750% Senior Notes due 2021 and paid applicable redemption premiums and accrued interest.

On June 12, 2017, the Ardagh Group issued £400 million 4.750% Senior Notes due 2027. The proceeds, together with certain cash, were used to redeem, on June 12, 2017, the Ardagh Group’s $500m Senior Secured Floating Rate Notes due 2021, and to pay applicable redemption premiums and accrued interest.

On August 1, 2017, the Ardagh Group redeemed in full the 4.250% First Priority Senior Secured Notes, due 2022, together with applicable redemption premiums and accrued interest.

Cross currency interest rate swaps

The Ardagh Group hedges certain of its external borrowings and interest payable thereon using CCIRS. In the nine months ended September 30, 2017 the Ardagh Group executed a number of CCIRS to swap (i) the U.S. dollar principal and interest repayments on $1,250 million of its U.S. dollar-denominated borrowings into euro, and (ii) the euro principal and interest repayments on €332 million of its euro denominated borrowings into British pounds.

In June 2017, as a result of the issuance of the £400 million 4.750% Senior Notes due 2027, the Ardagh Group terminated $500 million of its existing U.S. dollar to British pound CCIRS, due for maturity in February 2023. The Ardagh Group received net proceeds of €42 million in consideration and recognized an exceptional loss of €14 million on the termination (see Note 5).

Fair value methodology

Fair values are calculated as follows:

(i)	Senior secured and senior notes – The fair value of debt securities in issue is based on quoted market prices.
(ii)
Loan notes – The fair value of our loan notes are based on quoted market prices; however, these quoted market prices represent Level 2 inputs because the markets in which the loan notes trade were not active.

(iii)
Bank loans, overdrafts and revolving credit facilities – The estimated value of fixed interest bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity.

(iv)	Finance leases – The carrying amount of finance leases is assumed to be a reasonable approximation of fair value.
(v)	CCIRS - The fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.

10.	Employee benefit obligations

Employee benefit obligations at September 30, 2017 have been reviewed in respect of the latest discount rates and asset valuations. Re-measurement gains of €25 million and €35 million (2016 losses: €113 million and €267 million) have been recognized in the Consolidated Interim Statement of Comprehensive Income for the three and nine months ended September 30, 2017 respectively.

During the period, a defined benefit pension scheme in the Netherlands was transferred to a multi-employer scheme. Prior to the transfer, the Ardagh Group recognized a past service credit of €9 million in the income statement for the three and nine months ended September 30, 2017. The Ardagh Group has taken the exemption under IAS 19(R) to account for multi-employer schemes as defined contribution schemes. As a result, the scheme is no longer accounted for as a defined benefit pension scheme at September 30, 2017.

11.	Cash generated from operating activities

	Three months ended September 30,		Nine months ended September 30,
	2017 €m	2016 €m	2017 €m	2016 €m
Profit/(loss) for the period	49	(2)	20	(57)
Income tax charge	38	35	60	62
Net finance expense	122	197	475	426
Depreciation and amortization	152	140	458	335
Exceptional operating items	16	9	42	86
Movement in working capital	62	(6)	(161)	(131)
Acquisition-related, IPO, plant start-up and other exceptional costs paid	(11)	(66)	(45)	(86)
Exceptional restructuring paid	(1)	(3)	(6)	(9)
Cash generated from operations	427	304	843	626

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12.	Business combinations

On April 22, 2016, the Ardagh Group entered into an agreement with Ball Corporation and Rexam PLC to acquire the Beverage Can Business. The acquisition was completed on June 30, 2016.

The acquired business comprises ten beverage can manufacturing plants and two end plants in Europe, seven beverage can manufacturing plants and one end plant in the United States, two beverage can manufacturing plants in Brazil and certain innovation and support functions in Germany, the UK, Switzerland and the United States. The acquired business has annual revenue of approximately €2.8 billion ($3.0 billion).

This was a strategically important acquisition which was highly complementary to the Ardagh Group’s existing metal and glass packaging businesses.

The following table summarizes the consideration paid for the Beverage Can Business and the fair value of assets acquired and liabilities assumed.

€m
Cash and cash equivalents	10
Property, plant and equipment	632
Intangible assets	1,289
Inventories	265
Trade and other receivables	331
Trade and other payables	(436)
Net deferred tax liability	(146)
Employee benefit obligations	(116)
Provisions	(38)
Total identifiable net assets	1,791
Goodwill	904
Total consideration	2,695

The allocations above are based on the fair values at the acquisition date. The purchase price allocation was completed on June 30, 2017.

Goodwill arising from the acquisition reflects the anticipated synergies from integrating the acquired business into the Ardagh Group and the skills and the technical talent of the Beverage Can workforce.

Goodwill of €268 million which relates to the North American Beverage Can Business is expected to be deductible for tax purposes.

13.	Related party transactions

Certain of the Company’s directors acquired Class A common shares issued by Ardagh Group S.A. on March 20, 2017 as part of the IPO.

With the exception of the above, there were no other transactions in the nine months ended September 30, 2017 with related parties as disclosed in the Group’s Annual Report that had a material effect on the financial position or performance of the Group.

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14.	Contingencies

Environmental issues

The Ardagh Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

•	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
•	the operation of installations for manufacturing of container glass;
•	the generation, storage, handling, use and transportation of hazardous materials;
•	the emission of substances and physical agents into the environment;
•	the discharge of waste water and disposal of waste;
•	the remediation of contamination;
•	the design, characteristics, collection and recycling of its packaging products; and
•	the manufacturing, sale and servicing of machinery and equipment for the container glass and metal packaging industry.

The Ardagh Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under both existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amount accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Ardagh Group arising under environmental laws are pending.

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh. The investigation is ongoing, and there is at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognized.

On April 21, 2017 a jury in the United States awarded $50 million in damages against the Ardagh Group’s US glass business, formerly Verallia North America (“VNA”), in respect of one of two asserted patents alleged to have been infringed by VNA. Ardagh disagrees with the decision of the jury, both as to liability and quantum of damages, and strongly believes that the case is without merit. Ardagh will vigorously pursue all options, including appeal. The case was filed before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA.

With the exception of the above legal matters, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

15.	Seasonality of operations

The Ardagh Group’s revenue and cash flows are both subject to seasonal fluctuations. Demand for our metal products is largely related to agricultural harvest periods and following the acquisition of the Beverage Can Business, to the seasonal demand pattern of beverage consumption which peaks during the late spring and summer months and in the period prior to the winter holiday season. Demand for our glass products is typically strongest during the summer months and in the period prior to December because of the seasonal nature of beverage consumption. The investment in working capital for Ardagh Group, Metal Packaging Europe and Ardagh Group, Metal Packaging Americas generally follows with the seasonal pattern of operations. The investment in working capital for Ardagh Group, Glass Packaging Europe and Ardagh Group, Glass Packaging North America typically peaks in the first quarter. The Ardagh Group manages the seasonality of working capital by supplementing operating cash flows with drawings under our securitization and revolving credit facilities.

16.	Events after the reporting period

There have been no material events subsequent to September 30, 2017, which would require disclosure in these interim financial statements.

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